UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Plei, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 24, 2017

Physical address of issuer
7501 SW 117th Ave , #830242, Miami, FL 33283

Website of issuer
http://plei.app

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$754,295.69	$144,274.00
Cash & Cash Equivalents	$711,534.14	$116,625.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	-$16,420.63	$559,745.00
Long-term Debt	$1,169,015.59	$305,316.00
Revenues/Sales	$4,541,864.10	$1,690,689.00
Cost of Goods Sold	$3,146,964.80	$1,145,689.00
Taxes Paid	$0.00	$0.00
Net Income	$211,028.21	$17,437.00

July 25, 2024

FORM C-AR

Plei, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Plei, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://plei.app no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Plei, Inc. (the "Company") is a Delaware Corporation, formed on January 24, 2017.

The Company is located at 7501 SW 117th Ave, #830242, Miami, FL 33283.

The Company's website is http://plei.app.

The information available on or through our website is not a part of this Form C-AR.

The Business

Plei, Inc. is the developer of a software platform designed to connect soccer players to access the game anytime and anywhere. Plei, Inc. provides the amateur soccer industry with two platforms: a SaaS solution (Plei System) for soccer facilities, and a consumer application (Plei App) that connects soccer players. The Plei App allows soccer players to play the beautiful game anytime, anywhere they want with just 2 taps. This is accomplished by matching players together to create a game at local soccer facilities. The Plei System allows for soccer facilities to manage their business on a software that was built specifically for the industry. An all-in-one system that increases productivity, efficiency, and revenue by booking unreserved fields through the Plei

App.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will continue to operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture or development of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor or developer could delay shipments or delivery of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs.

signature sets or commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and financing, debt collection, consumer protection, environmental, health and safety, creditor, wage- hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Soccer interest in the US and around the world is cyclical and is affected by the World Cup.

Interest in Soccer in the US has grown over the years. However, the interest is cyclical, and is dramatically heightened during the years in which the World Cup is played.

There is no assurance that our revenue and business model will be successful.

We are continually refining our revenue and business model, which is premised on creating a virtuous cycle for our customers to engage in more products and services across our platform. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or remain profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors' offerings, and even if such changes are undertaken, there is no guarantee that they will be successful.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management

controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, customers. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

- the continued growth of our customer base;

- our ability to monetize our customer base, including through the use of additional products by our

  existing customers;

- our ability to acquire customers at a lower cost; and

- our ability to increase the overall value to us of each of our customers while they remain on our platform.

  We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from other early-stage companies attemptingtocapitalizeonthesame,orsimilar,opportunitiesasweare. Someofourcurrentandpotentialcompetitors have longer operating histories, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. This allows them resources and a larger customer base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of products and services, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in customer preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new customers away from our products and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

Distribution and marketing of, and access to, our products depends, in significant part, on a variety of third-party publishers and platforms. If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of our products in any material way, it could materially adversely affect our business, financial condition and results of operations.

We market and distribute our products (including related mobile applications) through a variety of third-party publishers and distribution channels. Our ability to market our brand on any given property or channel is subject to the policies of the relevant third party. There is no guarantee that mobile device users will use our products rather than competing products. We are dependent on the interoperability of our products with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products' functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads could materially adversely affect the usage of our products on mobile devices. For example, the release of iOS 14 brought with it a number of new changes, including the need for app users to opt in before their identifier for advertisers ("IDFA") can be accessed by an app. Apple's IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. App users' opt-in rates to grant IDFA access has been approximately 20% based on various reports. As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the user level has become significantly more limited and app developers have experienced increased costs per registration.

Further, certain publishers and channels have, from time to time, limited or prohibited advertisements for products for a variety of reasons, including as a result of poor behavior by other industry participants. There is no assurance that we will not be limited or prohibited from using certain current or prospective marketing channels in the future. If this were to happen in the case of a significant marketing channel and/or for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

Finally, many users have historically registered for (and logged into) applications such as ours through their Facebook profiles or their Apple IDs. While we plan to have other methods that allow users to register for (and log into) our products, no assurances can be provided that users will use these other methods. Facebook and Apple have broad discretion to change their terms and conditions in ways that could limit, eliminate or otherwise interfere with our ability to use Facebook or Apple as a registration method or to allow Facebook or Apple to use such data to gain a competitive advantage. If Facebook or Apple did so, our business, financial condition and results of operations could be materially adversely affected. Additionally, if security on Facebook or Apple is compromised, if our users are locked out from their accounts on Facebook or Apple or if Facebook or Apple experiences an outage, our users may be unable to access our products. As a result, user growth and engagement on our service could be materially adversely affected, even if for a temporary period. We also rely on Facebook for targeted advertisement and performance marketing. In the event that we are no longer able to conduct targeted advertisement and performance marketing through Facebook, our user acquisition and revenue stream may be materially adversely affected. Any of these events could materially adversely affect our business, financial condition and results of operations.

Access to our products depends on mobile app stores and other third parties such as **data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, it could materially adversely affect our business, financial condition and results of operations.**

Our products will depend on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Our mobile applications will be almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. While our mobile applications will be generally free to download from these stores, we may offer our users the opportunity to purchase subscriptions and certain à la carte features through these applications. We will determine the prices at which these subscriptions and features are sold. Purchases of these subscriptions and features via our mobile applications will be mainly processed through the in-app payment systems provided by Apple and Google. We will pay Apple and Google, as applicable, a meaningful share (which may be 30% or more) of the revenue we receive from transactions processed through in-app payment systems.

Both Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our applications, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by Apple and Google through our applications, and to interpret their respective terms and conditions in ways that may limit, eliminate or otherwise interfere with our products, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in- app products, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. To the extent either or both of them do so, our business, financial condition and results of operations could be materially adversely affected.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We must regularly review metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics may be calculated using internal company data and data received from independent third parties. While we anticipate that these metrics will be based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there will be inherent challenges in measuring how our products are used across large populations. Our user metrics may also be affected by technology on certain mobile devices that automatically run in the background of our application when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such account. The methodologies used to measure these metrics will require significant judgment and are also susceptible to algorithm or other technical errors. In addition, as we seek to improve our estimates of our user base, such estimates may change due to improvements or changes in our methodology.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. We plan to continually seek to address technical issues in our ability to record such data and improve our accuracy but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue. If our partners do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be materially adversely impacted.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and

results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

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While our goal remains to increase the strength, recognition and trust in our brand by increasing our customer base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new customers in a cost-effective manner or increase the platform activity of our customers. If we are unable to recover our marketing costs through increases in the size, value or overall number of refinancings we originate, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Plei, Inc. is the developer of a software platform designed to connect soccer players to access the game anytime and anywhere. Plei, Inc. provides the amateur soccer industry with two platforms: a SaaS solution (Plei System) for soccer facilities, and a consumer application (Plei App) that connects soccer players. The Plei App allows soccer players to play the beautiful game anytime, anywhere they want with just 2 taps. This is accomplished by matching players together to create a game at local soccer facilities. The Plei System allows for soccer facilities to manage their business on a software that was built specifically for the industry. An all-in-one system that increases productivity, efficiency, and revenue by booking unreserved fields through the Plei App.

Business Plan

We have three revenue streams: a subscription SaaS model where soccer facilities pay us monthly for our services, a service fee per credit card transaction, and games hosted on the Plei App. We negotiate discounts on field rentals with our partner facilities on the games hosted on the Plei App.

History of the Business

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Plei System	Soccer specific SaaS solution for privately owned soccer facilities.	Both indoor and outdoor soccer facilities.
Plei App	Mobile app that allows for soccer players to play anytime, anywhere with just 2 taps.	18 - 50-year-old recreational soccer players.

Competition

The Company's primary competitors are .

Supply Chain and Customer Base

Plei System Customers: Privately-owned soccer facilities. These are sports facilities that focus specifically on soccer by providing their customers with the option to rent out soccer fields to play on. Field sizes are anywhere from 4v4 to the conventional 11v11. Plei App Players: Amateur soccer players. Anyone who enjoys playing or is thinking about getting into playing is our target market.

Intellectual Property

The Company is dependent on the following intellectual property: None.

The Issuer has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Issuer's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7501 SW 117th Ave, #830242, Miami, FL 33283

The Company has the following additional addresses: None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, Chief Operating Officer and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, Chief Operating Officer and Director Responsibilities: Responsible for overseeing the day-to-day operations of the company, ensuring efficient and effective execution of business strategies, managing resources, and driving operational excellence to achieve organizational goals.

Education

Florida International University, Accounting (2006-2008; no degree was earned due to leaving college to become an entrepreneur)

Name

Sebastian Duque

All positions and offices held with the Company and date such position(s) was held with start

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, CEO and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, CEO and Director Responsibilities: Responsible for providing strategic leadership and making key decisions to drive the overall success of the

organization, while effectively managing operations, resources, and stakeholders to achieve sustainable growth.

Education

Bachelors, Business Administration, International Business and Management, Loyola University Maryland (2015)

Name

Patricia Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021- Present: Plei, Inc., Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

June 1998 – May 2023: Express Insurance, Inc., Insurance agent Responsibilities: Responsible for promoting the insurance agency to customers who need insurance, networking with potential customers, educating customers on each type of insurance coverage and making recommendations based on their needs, evaluating current insurance policies and recommending additional coverage when needed. Agents must evaluate the needs of their clients and propose plans that will meet the criteria, as well as the clients' financial status. Agents also collaborate with other insurance agents to target pre-decided prospects. May 2021- Present: Plei, Inc., Director Responsibilities: Responsible for providing strategic guidance and oversight to the company, making key decisions, and representing the interests of shareholders. Directors play a crucial role in corporate governance, setting the company's direction, and ensuring its long-term success.

Education

N/A

Name

Orlando Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021 – Present: Plei, Inc., Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

20

June 1998 - May 2021: Express Insurance, Inc., Insurance agent Responsible for promoting the insurance agency to customers who need insurance, networking with potential customers, educating customers on each type of insurance coverage and making recommendations based on their needs, evaluating current insurance policies and recommending additional coverage when needed. Agents must evaluate the needs of their clients and propose plans that will meet the criteria, as well as the clients' financial status. Agents also collaborate with other insurance agents to target pre-decided prospects. May 2021 – Present: Plei, Inc., Director Responsibilities: Responsible for providing strategic guidance and oversight to the company, making key decisions, and representing the interests of shareholders. Directors play a crucial role in corporate governance, setting the company's direction, and ensuring its long-term success.

Education

N/A

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,065,000
Voting Rights	1 vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security. The holders of the Issuer's Common Stock have the power to elect the Board of Directors of the Issuer; control of the Issuer is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Issuer, including no antidilution rights, inspection rights or information rights.
Other Material Terms or information.	

Type of security	Series 2020 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer's Board of Directors may decide at some point in the future to issue additional shares of Capital Stock, which may dilute the value of the Crowd SAFE. The percentage ownership represented by shares of the CF Shadow Series into which the Series 2020 Crowd SAFEs are convertible is subject to, among other things, the price per share at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 107,149 shares of Capital Stock being issued pursuant to the conversion. A lower conversion price will result in proportionally more shares being issued, and a higher conversion price will result in proportionally less shares issued.
Other Material Terms or information.	All capitalized terms used but not otherwise defined herein have the meanings set forth in the 2020 Crowd SAFE. The "Discount" is 20%. The "Valuation Cap" is $10,000,000. If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)- (d) of the Crowd SAFE ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the

classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"). If there is a Liquidity Event before the termination of this instrument and before any

	Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section 1(b)(i) of the Crowd SAFE, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b) of the Crowd SAFE, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
Value of SAFE or Convertible Notes	$107,149
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.98%*

* The percentage assumes conversion of the Crowd SAFEs at the Valuation Cap in a $1M capital raise at a Pre- Money Valuation of $20,000,000.

Type of security	Convertible Notes
Amount outstanding	
Voting Rights	No, but voting rights may be granted upon conversion into shares.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the conversion of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	The convertible notes have a 1% interest rate per annum and have a maturity date of December 31, 2025. They are convertible into preferred shares at a conversion price. The conversion price is defined as lesser of 77% of the lowest per share selling price of shares in the next financing and Conversion Cap Price; the Conversion Cap Price means the Conversion Cap (as defined below) divided by the number of the then Outstanding Securities. Since the conversion feature is convertible into variable number of shares and does not have fixed- for-fixed features, the conversion feature was not bifurcated and recorded separately. The Conversion Cap is $4,000,000. * The percentage assumes conversion of the convertible notes at the Conversion Cap in a $1M capital raise at a Pre-Money Valuation of $20,000,000.
Value of SAFE or Convertible Notes	$154,000
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if	3.6%*

convertible securities).	

* The percentage assumes conversion of the convertible notes at the Conversion Cap in a $1M capital raise at a Pre-Money Valuation of $20,000,000.

25

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Issuer does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference. The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Friends and Family - Shareholder Loans
Name of creditor	Duque Family
Amount outstanding	$244,741.27
Interest rate and payment schedule	The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.
Amortization schedule	

Amortization schedule	
Describe any collateral or security	None.
Maturity date	N/A
Other material terms	Date entered into: February 28, 2019

Type of debt	Bank loan
Name of creditor	Small Business Administration
Amount outstanding	$205,000.00*
Interest rate and payment schedule	3.75% per annum; $1,019.00 monthly installment payments
Amortization schedule	
Describe any collateral or security	The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity date	June 29, 2051
Other material terms	Borrower will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100

| | Borrower will not, without the prior written consent of SBA, make any distribution of Borrower's assets, or give any preferential treatment, make any advance, directly or indirectly, by way of loan, gift, bonus, or otherwise, to any owner or partner or any of its employees, or to any company directly or indirectly controlling or affiliated with or |

	controlled by Borrower, or any other company. Borrower will not sell or transfer any collateral (except normal inventory turnover in the ordinary course of business) described in the "Collateral" paragraph hereof without the prior written consent of SBA. Borrower will neither seek nor accept future advances under any superior liens on the collateral securing this Loan without the prior written consent of SBA.

*Not including accrued and unpaid interest.

The total amount of outstanding debt of the company is $449,741.27.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	296	$107,149.00	Intermediary Fees; Staffing; Marketing; Travel; Research and Development	January 23, 2020	Regulation CF
SAFE (Simple Agreement for Future Equity)		$957,600.77	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	September 12, 2023	Regulation CF

Ownership

Ownership

A majority of the Company is owned by a few people, Sebastian Duque and Alejandro Duque.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sebastian Duque	61.2%
Alejandro Duque	23.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Liquidity Plei has effectively managed its cash flow through strategic planning and careful monitoring of expenses. The company has focused on optimizing operational efficiencies and maintaining a balanced cash flow by diversifying revenue streams, including partnerships with sports facilities and user subscriptions. This approach has ensured steady cash inflows and sustainable growth. While Plei has experienced rapid growth, it has faced occasional liquidity challenges due to the need for continuous investment in technology and market expansion. These challenges have been managed by securing additional funding through investment rounds and optimizing cost structures to maintain operational stability. The proceeds from the most recent offering have been used to bolster liquidity by enhancing our cash reserves, investing in technology infrastructure, and expanding our market presence. This has provided a buffer to manage operational costs and support the company's growth initiatives, ensuring long-term financial stability. Capital Resources Plei's primary sources of capital include equity investments from through crowdfunding campaigns, revenue generated from user subscriptions and partnerships with sports facilities Recently, Plei has successfully completed a Series A funding round, which has significantly increased our capital resources. This has provided the necessary funds to support our rapid expansion and technological advancements. Historical Results of Operations Over the past few years, Plei has seen significant growth in revenue, from $790k in 2021 to $4.5M in 2023, with a projected $8M in 2024. Expenses have increased in line with this growth, primarily due to investments in technology, marketing, and expansion efforts. Profitability has been improving, with operational efficiencies helping to manage costs

Profitability has been improving, with operational efficiencies helping to manage costs effectively. A key trend has been the doubling of revenue year-over-year, driven by increased user acquisition and higher engagement on the Plei App. Another significant change is the rise in operational expenses due to our rapid expansion and technology upgrades. Factors impacting financial performance include the successful Series A funding round, strategic partnerships with over 200 sports facilities, and the launch of new features on the Plei App and Plei System. Additionally, market expansion efforts and increased brand recognition have contributed positively to our financial performance. Operational Challenges Operational Efficiency As Plei has scaled, we have faced challenges in maintaining consistent service quality across different regions, integrating with various sports facilities, and managing the increased demand on our

technology infrastructure. Additionally, coordinating remote teams and ensuring efficient communication and collaboration have posed challenges. To improve efficiency and service delivery, we have implemented robust project management tools and streamlined our operational processes. We have also invested in scalable technology infrastructure and established dedicated teams for regional operations. Regular training and development programs for staff, along with enhanced communication channels, have improved coordination and service consistency. Market Challenges Plei faces significant competition from other sports and fitness platforms, which impacts user acquisition and retention. Additionally, regulatory changes related to data privacy have posed challenges in maintaining compliance and operational flexibility. To overcome these challenges, Plei has focused on differentiating our platform through unique features, superior user experience, and strong community engagement. We are also proactive in monitoring regulatory changes and adapting our operations to ensure compliance. Building strategic partnerships with key sports facilities and investing in marketing to enhance brand recognition have helped us maintain a competitive edge. Strategic Initiatives Plei has undertaken several strategic initiatives to drive growth and expansion, including Expanding partnerships with over 200 sports facilities to increase game availability and geographic reach. Investing in technology upgrades for the Plei App and Plei System to improve user experience and operational efficiency. Implementing a public park strategy to make soccer more accessible in various cities. These initiatives have positively impacted our operations by increasing our user base and game frequency, thereby driving revenue growth. The enhanced technology has improved operational efficiency and service delivery. The expanded partnerships and new game formats have boosted user engagement and retention, contributing to a stronger market position and long-term financial stability.

Steps to Achieve, Maintain, or Improve Profitability Enhancing Revenue Streams: - Continue expanding our user base and increasing game frequency on the Plei App. - Develop and introduce new game formats and features to attract more players. - Strengthen partnerships with sports facilities to increase game availability and revenue-sharing opportunities. Optimizing Operational Efficiency: - Invest in technology upgrades to streamline operations and reduce costs. - Implement data-driven decision-making to optimize resource allocation and improve efficiency. - Enhance training and development programs for staff to improve service delivery and operational effectiveness. Cost Management: - Monitor and control operational expenses by renegotiating vendor contracts and optimizing supply management. - Implement lean management practices to reduce waste and improve productivity. Strategic Marketing and Brand Building: - Increase marketing efforts to boost brand recognition and attract new users. - Leverage social media and community engagement to foster loyalty and retention.

Liquidity and Capital Resources

On January 23, 2020, the Company conducted an offering pursuant to Regulation CF and raised $107,149.00.

On September 12, 2023, the Company conducted an offering pursuant to Regulation CF and raised $957,600.77.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Duque family members
Relationship to the Company	

Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	During 2019, the Issuer borrowed money from

	its shareholders, Duque family members, in the aggregate amount of $301,206. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of the date hereof, the outstanding balance of the loans is $301,206.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alejandro Duque
(Signature)

Alejandro Duque
(Name)

COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alejandro Duque
(Signature)

Alejandro Duque
(Name)

Co-founder, Chief Operating Officer and Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

33

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Plei, Inc.

Profit and Loss by Month

January - December 2022

	TOTAL
Income	
4000 Income	
4100 Plei App Revenue	1,510,799.99
4200 Subscription Revenue	37,463.00
4300 Processing Revenue	202,512.60
4400 Services Revenue	2,038.34
4600 Cancellation Fee	20,444.22
4700 Merchandise Sales	
4701 Merchandise Sales - Jersey	9,349.72
4703 Product Discount	-9,159.23
Total 4700 Merchandise Sales	190.49
4710 Shipping Income	885.85
4850 Refunds	-12,322.87
4860 Discounts	-71,322.15
Total 4000 Income	1,690,689.47
Total Income	**$1,690,689.47**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Hosting Fees	5,224.99
5200 Merchant Fees	-11.34
5400 Player Rev Share	967,875.02
5500 Merchant Processing Fees (Players)	53,898.65
5600 Merchant Processing Fees (Facilities)	115,847.58
5700 Product Cost	2,853.64
Total 5000 Cost of Goods Sold	1,145,688.54
Total Cost of Goods Sold	**$1,145,688.54**
GROSS PROFIT	**$545,000.93**

	TOTAL
Expenses	
6100 Marketing	
6120 Marketing Contractors	9,108.46
6130 Advertising	74,991.04
6150 Promos, Samples, Collateral	3,510.00
6160 Events/Sponsorships	1,972.36
6199 Misc Marketing	1,913.18
Total 6100 Marketing	**91,495.04**
6200 Operations	
6220 Operations Contractors	
6221 Customer Support Contractors	55,499.93
Total 6220 Operations Contractors	**55,499.93**
Total 6200 Operations	**55,499.93**
6300 Sales	
6320 Sales Contractors	450.00
Total 6300 Sales	**450.00**
6400 Product & Engineering	
6410 Product & Engineering Payroll	
6411 Product & Engineering Salaries	19,570.48
6413 Benefits	453.45
6414 Payroll Taxes	8,152.67
Total 6410 Product & Engineering Payroll	**28,176.60**
6420 Product & Engineering Contractors	250,804.33
6440 Product & Engineering Software	17,925.52
Total 6400 Product & Engineering	**296,906.45**

Plei, Inc.

Profit and Loss by Month

January - December 2022

	TOTAL
7000 General and Administrative	
7100 G&A Payroll	
7115 Payroll Fees	391.00
Total 7100 G&A Payroll	**391.00**
7200 G&A T&E	
7210 G&A Travel	13,124.67
7220 G&A Meals	798.29
Total 7200 G&A T&E	**13,922.96**
7300 Professional Fees	
7310 Finance and Accounting	8,362.50
7320 Legal	2,000.00
7330 HR + Recruiting	41.20
7340 Other Consultants	1,197.00
Total 7300 Professional Fees	**11,600.70**
7400 Administrative	
7401 Rent	4,233.96
7405 Utilities	694.14
7410 Hardware	399.00
7420 Software & Subscriptions	12,946.02
7430 Supplies	1,467.97
Total 7400 Administrative	**19,741.09**
7600 Bank & Merchant Fees	
7610 Bank Fees	2,057.20
7620 Merchant Fees	437.99
Total 7600 Bank & Merchant Fees	**2,495.19**
7710 Licenses and Permits	725.00
7720 Insurance	1,706.04
Total 7000 General and Administrative	**50,581.98**

	TOTAL
Uncategorized Expense	1,676.00
Total Expenses	**$496,609.40**
NET OPERATING INCOME	**$48,391.53**
Other Expenses	
8200 Other Expenses	
8220 Interest Expense	42,496.35
8260 Reconciliation Discrepancies	98,956.06
Total 8200 Other Expenses	141,452.41
Total Other Expenses	**$141,452.41**
NET OTHER INCOME	**$ -141,452.41**
NET INCOME	**$ -93,060.88**

Plei, Inc.

Profit and Loss by Month

January - December 2023

	TOTAL
Income	
4000 Income	
4100 Plei App Revenue	4,254,018.45
4150 League Revenue	1,449.99
4200 Subscription Revenue	36,952.61
4300 Processing Revenue	344,223.55
4400 Services Revenue	2,293.40
4600 Cancellation Fee	90,668.82
4700 Merchandise Sales	
4701 Merchandise Sales - Jersey	67,823.08
4703 Product Discount	-66,406.36
Total 4700 Merchandise Sales	**1,416.72**
4710 Shipping Income	7,084.00
4850 Refunds	-54,231.56
4860 Discounts	-142,011.88
Total 4000 Income	**4,541,864.10**
Total Income	**$4,541,864.10**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Hosting Fees	7,375.99
5400 Player Rev Share	2,801,783.85
5500 Merchant Processing Fees (Players)	155,402.03
5600 Merchant Processing Fees (Facilities)	154,157.49
5700 Product Cost	18,136.00
5710 Shipping Cost	10,109.44
Total 5000 Cost of Goods Sold	**3,146,964.80**
Total Cost of Goods Sold	**$3,146,964.80**
GROSS PROFIT	**$1,394,899.30**

Plei, Inc.

Profit and Loss by Month

January - December 2023

	TOTAL
Expenses	
6100 Marketing	
6120 Marketing Contractors	92,059.01
6125 PR Brand	499.00
6130 Advertising	367,049.65
6140 Marketing T&E	119.88
6141 Marketing Travel	0.00
Total 6140 Marketing T&E	**119.88**
6150 Promos, Samples, Collateral	167.14
6160 Events/Sponsorships	12,045.66
6199 Misc Marketing	632.48
Total 6100 Marketing	**472,572.82**
6200 Operations	
6220 Operations Contractors	
6221 Customer Support Contractors	105,434.41
6222 Event Hosts	11,047.58
Total 6220 Operations Contractors	**116,481.99**
Total 6200 Operations	**116,481.99**
6300 Sales	
6320 Sales Contractors	13,384.95
Total 6300 Sales	**13,384.95**
6400 Product & Engineering	
6420 Product & Engineering Contractors	455,389.58
6440 Product & Engineering Software	23,134.97
Total 6400 Product & Engineering	**478,524.55**

Plei, Inc.

Profit and Loss by Month

January - December 2023

	TOTAL
7000 General and Administrative	
7200 G&A T&E	
7210 G&A Travel	14,792.74
7220 G&A Meals	1,358.83
Total 7200 G&A T&E	**16,151.57**
7300 Professional Fees	
7310 Finance and Accounting	12,768.32
7320 Legal	8,524.00
Total 7300 Professional Fees	**21,292.32**
7400 Administrative	
7401 Rent	318.64
7405 Utilities	782.31
7410 Hardware	49.56
7420 Software & Subscriptions	38,375.58
7430 Supplies	4,151.50
Total 7400 Administrative	**43,677.59**
7600 Bank & Merchant Fees	
7610 Bank Fees	2,006.79
7620 Merchant Fees	428.14
Total 7600 Bank & Merchant Fees	**2,434.93**
7710 Licenses and Permits	850.00
7720 Insurance	7,472.74
Total 7000 General and Administrative	**91,879.15**
Uncategorized Expense	0.00
Total Expenses	**$1,172,843.46**
NET OPERATING INCOME	**$222,055.84**

Plei, Inc.

Profit and Loss by Month

January - December 2023

	TOTAL
Other Income	
8000 Other Income	
8120 Interest Income	57.56
Total 8000 Other Income	**57.56**
Total Other Income	**$57.56**
Other Expenses	
8200 Other Expenses	
8220 Interest Expense	10,941.52
8260 Reconciliation Discrepancies	143.67
Total 8200 Other Expenses	**11,085.19**
Total Other Expenses	**$11,085.19**
NET OTHER INCOME	**$ -11,027.63**
NET INCOME	**$211,028.21**